Exhibit 99.1

Corporación América Airports S.A. Reports April 2022 Passenger Traffic

Total passenger traffic continued the recovery trend reaching 73.5% of April 2019 traffic levels; Ecuador and Armenia at 95% of pre-pandemic levels

LUXEMBOURG--(BUSINESS WIRE)--May 16, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 202.1% YoY increase in passenger traffic in April 2022, reaching 73.5% of pre-pandemic levels of April 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Apr'22	Apr'21	% Var.	YTD’22	YTD'21(1)(2)(3)	% Var.
Domestic Passengers (thousands)	2,953	1,090	170.8%	11,428	5,458	109.4%
International Passengers (thousands)	1,587	328	384.1%	5,125	1,364	275.7%
Transit Passengers (thousands)	354	201	75.7%	1,817	1,333	36.3%
Total Passengers (thousands)	4,894	1,620	202.1%	18,369	8,155	125.2%
Cargo Volume (thousand tons)	29.7	30.1	-1.2%	110.7	97.9	13.0%
Total Aircraft Movements (thousands)	58.7	30.5	92.3%	215.0	128.9	66.8%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics
Domestic Passengers (thousands)	2,953	3,734	-20.9%	11,428	15,279	-25.2%
International Passengers (thousands)	1,587	2,306	-31.1%	5,125	9,060	-43.4%
Transit Passengers (thousands)	354	622	-43.1%	1,817	2,894	-37.2%
Total Passengers (thousands)	4,894	6,661	-26.5%	18,369	27,233	-32.5%
Cargo Volume (thousand tons)	29.7	37.2	-20.1%	110.7	142.3	-22.2%
Total Aircraft Movements (thousands)	58.7	68.5	-14.3%	215.0	281.2	-23.5%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in April 2022 grew 202.1% compared to the same month of last year, driven by increases across all countries of operations, particularly in Brazil, Italy and Argentina, where traffic demand continued to recover, following the full re-opening of borders on November 1, 2021 and the lifting of travel restrictions. Overall passenger traffic recovered to 73.5% of April 2019 levels, from 68.6% in March. International and domestic passenger traffic improved sequentially reaching 68.9% and 79.1% of pre-pandemic levels of April 2019, respectively.

In Argentina, total passenger traffic increased 249.0% YoY and reached 75.2% of April 2019 levels, with international passenger traffic improving to 57.2% of pre-pandemic levels, showing a continued strong recovery from the 6.2% posted in July 2021, the lowest level of the year, and improving sequentially from the 48.4% reached in March. International traffic continued benefiting from the full re-opening of borders on November 1, 2021 and the gradual lifting of travel requirements. Domestic passenger traffic also improved, reaching 84.6% of April 2019 levels, up from the 77.5% posted in March. Effective April 7, 2022, Covid tests are no longer required and travelers must complete an affidavit form. In addition, foreigners are required to present a Covid-19 health insurance.

In Italy, passenger traffic grew 13.8x YoY and stood at 78.1% of April 2019 levels, showing a strong sequential improvement from the 68.2% posted in March. Travel restrictions have eased during the last couple of months and passengers are now just required to present a negative Covid-19 test or a vaccination certificate.

In Brazil, total passenger traffic increased 136.5% YoY, and reached 73.0% of April 2019 pre-pandemic levels, slightly below the 76.5% recorded in March. Domestic traffic, which accounted for 73% of total traffic, stood at 84.9% of pre-pandemic levels whereas transit passengers reached 53.9% of April 2019 levels.

Total passenger traffic in Uruguay increased 7.7x YoY and reached 63.4% of April 2019 levels, up from the 57.9% posted in March. Traffic in Uruguay continues to improve following the full re-open of borders on November 1, 2021 together with the gradual relaxation of travel requirements.

In Ecuador, passenger traffic increased 170.2% YoY, reaching 95.2% of April 2019 levels, up from the 88.5% posted in March. International passenger traffic continued to recover reaching 94.9% of pre-pandemic levels, boosted by routes to Europe, as well as the US and Panama, which have been seeing higher passenger traffic than in 2019 for several months now. Domestic passenger traffic also improved to 95.3% of April 2019 pre-pandemic levels, up from the 69.6% and 87.5% posted in February and March, respectively.

In Armenia, total passenger traffic increased 56.0% YoY. Passenger traffic continued performing well and stood at 96.4% of April 2019 levels, improving slightly from the 95.1% recorded in March.

Cargo Volume and Aircraft Movements

Cargo volume decreased 1.2% YoY and stood at 79.9% of April 2019 levels, or at 80.8% when adjusting for the discontinuation in Peru. Close to 80% of cargo volume came from Argentina, Ecuador and Uruguay, which reported volumes at 89.3%, 85.0% and 107.0% of April 2019 pre-pandemic levels.

Aircraft movements increased 92.3% YoY and stood at 85.7% of April 2019 levels, or at 88.8% adjusting for the discontinuation in Peru. Aircraft movements in Argentina, which accounted for more than half of total movement, stood at 87.0% of pre-pandemic levels. To note, aircraft movements in Ecuador and Armenia was above April 2019 levels and stood at over 97% of pre-pandemic levels in Uruguay.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)

	Apr'22	Apr'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,549	730	249.0%	9,613	3,521	173.0%
Italy	575	39	1376.9%	1,377	113	1117.8%
Brazil(2)	1,076	455	136.5%	4,918	3,108	58.2%
Uruguay	111	13	769.6%	434	57	656.9%
Ecuador	374	138	170.2%	1,246	523	138.1%
Armenia	209	134	56.0%	780	405	92.6%
Peru	-	110	-100.0%	-	427	-100.0%
TOTAL	4,894	1,620	202.1%	18,369	8,155	125.2%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	16,815	15,914	5.7%	59,948	52,079	15.1%
Italy	1,093	1,166	-6.3%	5,002	4,569	9.5%
Brazil	4,355	6,411	-32.1%	18,314	20,112	-8.9%
Uruguay(3)	3,225	3,626	-11.1%	10,248	9,828	4.3%
Ecuador	2,819	1,294	117.8%	12,062	5,751	109.7%
Armenia	1,401	1,459	-4.0%	5,090	4,687	8.6%
Peru	-	212	-100.0%	-	908	-100.0%
TOTAL	29,709	30,082	-1.2%	110,665	97,935	13.0%
Aircraft Movements
Argentina	30,935	16,373	88.9%	113,041	66,275	70.6%
Italy	5,721	1,287	344.5%	15,792	3,464	355.9%
Brazil	10,538	5,794	81.9%	44,221	32,056	37.9%
Uruguay	2,319	898	158.2%	9,919	3,279	202.5%
Ecuador	6,856	3,504	95.7%	24,620	14,774	66.6%
Armenia	2,286	1,345	70.0%	7,437	4,320	72.2%
Peru	-	1,298	-100.0%	-	4,728	-100.0%
TOTAL	58,655	30,499	92.3%	215,030	128,896	66.8%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)

	Apr'22	Apr'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,549	3,391	-24.8%	9,613	14,494	-33.7%
Italy	575	736	-21.9%	1,377	2,156	-36.1%
Brazil(2)	1,076	1,474	-27.0%	4,918	6,443	-23.7%
Uruguay	111	176	-36.6%	434	818	-46.9%
Ecuador	374	392	-4.8%	1,246	1,497	-16.8%
Armenia	209	217	-3.6%	780	796	-2.0%
Peru	-	275	-100.0%	-	1,028	-100.0%
TOTAL	4,894	6,661	-26.5%	18,369	27,233	-32.5%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	16,815	18,825	-10.7%	59,948	74,881	-19.9%
Italy	1,093	1,285	-14.9%	5,002	4,365	14.6%
Brazil	4,355	8,639	-49.6%	18,314	32,163	-43.1%
Uruguay(3)	3,225	3,015	7.0%	10,248	9,394	9.1%
Ecuador	2,819	3,316	-15.0%	12,062	14,629	-17.5%
Armenia	1,401	1,704	-17.8%	5,090	5,262	-3.3%
Peru	-	389	-100.0%	-	1,579	-100.0%
TOTAL	29,709	37,172	-20.1%	110,665	142,274	-22.2%
Aircraft Movements
Argentina	30,935	35,553	-13.0%	113,041	151,443	-25.4%
Italy	5,721	6,864	-16.7%	15,792	21,016	-24.9%
Brazil	10,538	12,714	-17.1%	44,221	53,465	-17.3%
Uruguay	2,319	2,375	-2.4%	9,919	11,712	-15.3%
Ecuador	6,856	6,834	0.3%	24,620	27,470	-10.4%
Armenia	2,286	1,744	31.1%	7,437	7,070	5.2%
Peru	-	2,383	-100.0%	-	9,029	-100.0%
TOTAL	58,655	68,467	-14.3%	215,030	281,205	-23.5%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716